

05041789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN FINANCIAL GROUP, INC. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BLVD.
(No. and Street)

JERSEY CITY	NEW JERSEY	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT S. THORNTON (201) 360 - 5319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT S. THORNTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWN FINANCIAL GROUP, INC. AND SUBSIDIARY, as of JANUARY 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LUIS E. MONTENEGRO II
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires February 17, 2008

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crown Financial Group, Inc. and Subsidiary

Consolidated Financial Statements
and Supplementary Information

January 31, 2005

Contents

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

Independent Auditor's Report

To the Board of Directors and Stockholder of
Crown Financial Group, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Crown Financial Group, Inc. and Subsidiary (a wholly-owned subsidiary of Crown Financial Holdings, Inc.) as of January 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Financial Group, Inc. and Subsidiary as of January 31, 2005 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant operating losses during the past four years and stockholder's equity and working capital are substantially reduced, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
May 5, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com

Crown Financial Group, Inc. and Subsidiary

Consolidated Statement of Financial Condition

January 31, 2005

Assets	
Cash and cash equivalents	$ 210,216
Deposit with clearing broker	100,129
Receivables from clearing brokers	2,548,702
Marketable securities owned, at market value	1,187,103
Non-marketable securities owned	40,017
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	808,040
Receivable from parent	1,042,972
Prepaid expenses	298,250
Other assets	80,294
Assets from discontinued operations	77,206
Total assets	$ 6,392,929
Liabilities and stockholder's equity	
Securities sold, not yet purchased, at market value	$ 258,699
Accrued compensation payable	214,737
Accounts payable and accrued expenses	2,241,662
Liabilities from discontinued operations	80,019
Total liabilities	2,795,117
Commitments and contingent liabilities	
Subordinated loans	2,000,000
Stockholder's equity:	
Preferred stock, $0.01 par value, no shares issued and outstanding	-
Common stock, $0.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	28,744,546
Accumulated deficit	(27,146,744)
Total stockholder's equity	1,597,812
Total liabilities and stockholder's equity	$ 6,392,929

The accompanying notes are an integral part of these consolidated financial statements.

Crown Financial Group, Inc. and Subsidiary

Consolidated Statement of Operations

For the Year Ended January 31, 2005

Revenues	
Net trading revenues	$ 14,185,843
Commissions	1,086,170
Proceeds from insurance settlement	700,000
Underwriting and investment banking fees	50,000
Gain on sale of investment	142,766
Interest and other	53,672
Total revenues	16,218,451
Expenses	
Employee compensation and benefits	9,987,708
Communication and data processing	3,433,298
Execution and clearance charges	2,984,759
Professional fees	1,762,076
Occupancy and equipment rentals	1,294,271
Business development	540,495
Depreciation and amortization	460,395
Postage, printing and office supplies	130,896
Interest	91,001
NASD settlements, net	(2,661,559)
Loss on receivable to parent	692,332
Restatement costs	283,775
Other expenses	1,118,188
Total expenses	20,117,635
Loss before income taxes and discontinued operations	(3,899,184)
Income taxes	19,749
Loss from continuing operations	(3,918,933)
Loss from discontinued operations, net of income taxes of $23,210	(833,880)
Net loss	$ (4,752,813)

The accompanying notes are an integral part of these consolidated financial statements.

Crown Financial Group, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended January 31, 2005

	Common Stock		Unearned	Treasury	Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Compensation	Stock	Capital	Deficit	Equity
Balances at January 31, 2004	11,425,333	$ 114,253	$ (65,215)	$ (200,000)	$ 25,295,796	$ (22,393,931)	$ 2,750,903
Options granted	-	-	-	-	47,890	-	47,890
Options forfeited	-	-	-	-	(39,408)	-	(39,408)
Amortization of unearned compensation	-	-	59,067	-	-	-	59,067
Options exercised	6,937	69	-	-	6,173	-	6,242
Shares issued	7,032,632	70,327	-	-	3,455,604	-	3,525,931
Reorganization - exchange for shares of parent	(18,463,902)	(184,639)	6,148	200,000	(21,509)	-	-
Net loss	-	-	-	-	-	(4,752,813)	(4,752,813)
Balances at January 31, 2005	1,000	$ 10	$ -	$ -	$ 28,744,546	$ (27,146,744)	$ 1,597,812

The accompanying notes are an integral part of these consolidated financial statements.

Crown Financial Group, Inc. and Subsidiary

Consolidated Statement of Changes in Subordinated Liabilities

For the Year Ended January 31, 2005

Subordinated liabilities at January 31, 2004	$2,000,000
Increases	–
Decreases	–
Subordinated liabilities at January 31, 2005	$2,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Crown Financial Group, Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended January 31, 2005

Cash flows from operating activities	
Net loss	$ (4,752,813)
Loss from discontinued operations	(833,880)
Loss from continuing operations	(3,918,933)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	460,395
Gain on sale of investment	(142,766)
Reserve on receivable from Parent	692,332
Reversal of accrued NASD arbitration award	(3,000,000)
Compensation and consulting expense on options granted	67,549
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Deposits with and receivables from clearing brokers and dealers	1,341,411
Securities owned	2,006,476
Receivable from parent	(265,329)
Receivables from trading and sales personnel	186,641
Prepaid expenses	(90,184)
Insurance recovery receivable	1,000,000
Other assets	26,127
Increase (decrease) in liabilities:	
Securities sold, not yet purchased	(233,382)
Payable to subsidiary	(30,795)
Accrued compensation payable	(985,724)
Accrued NASD arbitration award	(2,000,000)
Accounts payable and accrued expenses	835,967
Net cash used in continuing operations	(4,050,215)
Net cash used in discontinued operations	(849,097)
Net cash used in operating activities	(4,899,312)
Cash flows from investing activities	
Proceeds from sale of investment	250,000
Purchase of furniture, equipment and capitalized software	(1,048,365)
Net cash used in investing activities	(798,365)
Cash flows from financing activities	
Proceeds from sale of common stock, net of costs	3,525,931
Proceeds from exercise of stock options	6,242
Net cash provided by financing activities	3,532,173
Net decrease in cash and cash equivalents	(2,165,504)
Cash and cash equivalents at beginning of period	2,375,720
Cash and cash equivalents at end of period	$ 210,216

The accompanying notes are an integral part of these consolidated financial statements.

Crown Financial Group, Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended January 31, 2005

Supplemental disclosure of cash flow information:		
Cash paid for interest	$	85,576
Cash paid for income taxes	$	25,801
Non-cash investing and financing activity:		
Sale of capitalized software to Parent	$	1,469,975

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Crown Financial Group, Inc. (the "Company" or "Crown") (formerly M.H. Meyerson & Co. Inc.) is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Company is an introducing broker and clears all transactions through two clearing organizations on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934.

On January 11, 2005, the Company reorganized into a holding company structure (the "Reorganization") in accordance with Section 10-3(6) of the New Jersey Business Corporation Act. The holding company organizational structure was effected after the close of business on January 11, 2005 pursuant to an Agreement and Plan of Merger dated as of January 11, 2005 (the "Merger Agreement"), by and among the Company, Crown Financial Holdings, Inc., a New Jersey corporation ("Crown Holdings" or the "Parent"), and CFGI Merger Sub, Inc., a New Jersey corporation and a wholly-owned subsidiary of Crown Holdings ("Merger Sub"). The Merger Agreement provided for the merger (the "Merger") of Merger Sub with and into the Company, with the Company as the surviving corporation. As a result of the Merger, the Company is now a wholly-owned subsidiary of Crown Holdings. The Merger qualifies as a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code ("IRC") of 1986, as amended, such that no gain or loss was recognized by the stockholders of the Company.

By virtue of the Merger, each share of the Company's outstanding common stock was converted, on a share for share basis, into a share of common stock of Crown Holdings. As a result, each shareholder of the Company became a shareholder of an identical number of shares of common stock of Crown Holdings. Additionally, each outstanding option or warrant to purchase shares of the Company's common stock was automatically converted into an option or warrant to purchase, upon the same terms and conditions, an identical number of shares of Crown Holdings' common stock.

On February 18, 2005, subsequent to the date of these consolidated financial statements, the Company ceased market making operations (see Note 17).

2. Going Concern and Management's Plans

During the past four years, the Company has incurred net losses of $4.8, $5.2, $7.5 and $14.8 million in the fiscal years ended January 31, 2005, 2004, 2003 and 2002, respectively. During this time period, stockholders' equity has declined to $1.6 million at January 31, 2005 from $21.9 million at January 31, 2001. In addition, at January 31, 2005, the Company's excess net capital, calculated in accordance with SEC rule 15c3-1, is $1,794. The Company's financial situation raises substantial doubt about the Company's ability to continue as a going concern.

2. Going Concern and Management's Plans, continued

As a result of the Company's limited net capital, the Company voluntarily ceased market making operations on February 18, 2005, which had the effect of reducing the Company's net capital requirement. Subsequently, most of the Company's trading, sales and information technology development professionals were terminated since the Company was no longer licensed to make markets and the Company needed to conserve cash. As a result, the Company is not currently conducting a securities business, although as a licensed broker dealer, the Company would be permitted to immediately enter a variety of business lines, with the notable exception of market making.

Management has taken a number of actions to lower costs and to improve the Company's liquidity. The Company has substantially reduced its cash flow requirements through significant reductions in payroll and various other operating expenses. In addition, the Company has negotiated settlements with certain vendors, resulting in a reduction of outstanding liabilities of approximately $445,000.

During March 2005, the Parent embarked on a private offering of convertible preferred stock and it has been successful in raising $1.1 million to date. The Parent utilized these for the Company to resume market making activities and expand operations, it will be necessary for the Parent to raise additional capital. But, there is no assurance that the Parent will be successful in this regard.

If the Company is able to enhance its working capital and net capital, management's plan is to: (1) add business that it is currently permitted to conduct (institutional agency and proprietary trading business), (2) make an application to the NASD to resume market making activities and (re)hire staff upon the receiving that approval; and (3) search for a strategic investor in order to resume certain technology initiatives and to realize the value of the Parent's proprietary software.

If the Company is permitted to resume market making activities, the Company intends to launch a focused market making effort, with an emphasis on the more profitable Bulletin Board and Pink Sheet securities. While we are hopeful that the NASD application process will take one to two months, the NASD is permitted to take up to six months.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. There can be no assurance that the Company will be successful in these endeavors and therefore may have to consider other alternatives.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements for the year ended January 31, 2005, include the accounts of Crown Financial Group, Inc. and its wholly owned subsidiary, Crown Financial International Limited ("CFIL"), registered in England and Wales and located in London, England. All inter-company accounts and transactions have been eliminated in the consolidated financial statements. See Note 17 for information about the plan to liquidate CFIL.

Restatement and Restatement Costs

In January of 2003, a new management team and a new business plan were installed. In mid-September 2003, a new finance team was also appointed to further the implementation of this new business plan.

On October 17, 2003, as part of the closing of the Company's financial records for the month of September 2003, the new finance team of the Company determined that certain items in the Company's previously issued unaudited financial statements for the interim periods of the year ended January 31, 2004, were misstated. The Company immediately commenced an internal review to determine the scope of the financial statement misstatements and to issue restated financial statements (the "Restatement") for any prior periods materially impacted by the misstatements.

As a result of the findings of the review, the Company restated its financial statements for the years ended January 31, 2003, 2002 and 2001, including the corresponding 2003 interim periods, and the quarterly periods ended April 30, 2003 and July 31, 2003. The restated financial statements were filed with the SEC in March 2004 in amended annual and quarterly reports.

The internal review and the restatement of the financial statements required significant outside resources in the form of accounting services in order to complete the process on a timely basis. The direct accounting costs isolated as Restatement Costs in the consolidated statement of operations, represent the professional fees incurred during the fiscal year ended January 31, 2005 related to this project. During the fiscal year ended January 31, 2004, $505,612 of Restatement Costs were incurred related to the restatement project and an additional $283,775 were incurred during the fiscal year ended January 31, 2005.

Settlement Proceeds

On June 30, 2004, Crown and John P. Leighton, its Chairman of the Board of Directors, and Sanville & Company, the Company's former independent auditors, and its principal, Robert Sanville (collectively, "Sanville"), entered into an Amended Release and Settlement Agreement (the "Settlement"). Under the terms and provisions of the Settlement, Crown and John P. Leighton agreed to release and discharge Sanville from all claims which Crown could assert against Sanville relating

3. Summary of Significant Accounting Policies, continued

Settlement Proceeds, continued

to the auditing services rendered to Crown by Sanville, in consideration for a $700,000 payment by Sanville to Crown. Mr. Leighton did not receive any consideration from Sanville. Sanville served as Crown's independent auditor from March 1, 2002 to June 12, 2003. Crown received the consideration payable under the Settlement on June 30, 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned, Securities Sold, Not Yet Purchased and Related Revenue Recognition

Securities transactions, and related commission revenue and expense, if applicable, are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are carried at market value and are recorded on a trade date basis with unrealized gains and losses included in net trading revenue. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses, including compensation and benefits, execution and clearance fees are also recorded on a trade date basis. The Company's clearing agreements (see Note 8) call for payment of or receipt of interest income, net of interest expense, for facilitating the settlement and financing of securities transactions.

The market value of securities owned, and securities sold, not yet purchased, which consist entirely of equities, are determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Underwriting and investment banking fees are recorded at the time the transaction is completed.

3. Summary of Significant Accounting Policies, continued

Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of over-the-counter and listed stocks, the majority of the Company's securities transactions are conducted as principal with broker-dealers and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposure is concentrated with its clearing brokers. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers. Amounts due from customers that are considered uncollectible would be charged back to the Company by the clearing brokers when such amounts become determinable. At January 31, 2005, there are no amounts due from customers included in the accompanying consolidated statement of financial condition. The Company's policy is to monitor regularly the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at U.S. financial institutions. At times, such amounts may exceed the FDIC limits. At January 31, 2005, the Company had balances with non-U.S. financial institutions and with a U.S. financial institution in excess of the FDIC limits.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

Cash and Cash Equivalents

The Company considers all short-term investments with maturities of three months or less, when purchased, to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is stated at cost, less accumulated depreciation. Furniture and equipment are depreciated over their estimated useful lives, ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated economic life of the improvements. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed the accounts and any gain or loss on disposal is recognized.

3. Summary of Significant Accounting Policies, continued

Stock Based Compensation

The Company has established employee stock option plans administered by the Board of Directors. Under the plans, options on the Parent's stock may be granted to employees of the Company and other qualified individuals up to an aggregate of 8,000,000 shares of the Parent's common stock. As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123 *Accounting for Stock-Based Compensation*, the Company accounts for the stock options issued to employees and directors as fixed plan options using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*. Accordingly, compensation cost is recorded only to the extent, if any, that the exercise price of the option is less than the market price of the underlying common stock on the date of grant. Any such compensation expense is charged to income over the service period (vesting period). The Company recognized $24,669 of compensation expense during the year ended January 31, 2005 on such grants.

As required by SFAS No. 123, stock options issued to other than employees or directors are valued at fair value, using the Black-Scholes option pricing model, and the value of the options is charged to expense as the options vest. The Company recognized $45,790 of expense during the year ended January 31, 2005 on such grants.

As required by SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, the Company has computed for pro forma disclosure purposes, the fair value of options granted to employees and directors using the Black-Scholes option pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable, and therefore are different from employee and director options which have both vesting and transfer restrictions which may affect their value. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In applying the Black-Scholes option pricing model, the Company used the following assumptions:

Risk free interest rate	3.06%
Weighted average expected life of options (years)	4.00
Expected volatility of the Parent's common stock	176%
Expected annual rate of dividends	–

3. Summary of Significant Accounting Policies, continued

Stock Based Compensation, continued

The following pro forma net loss information was determined as if the Company had accounted for the stock option plans under the fair value method of SFAS 123:

Net loss, as reported	$ (4,752,813)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(6,624,833)
Add: Total stock-based compensation expense determined under intrinsic value based method for all awards	70,459
Pro forma net loss	$(11,307,187)

On August 3, 2004, Sky Capital Enterprises Inc and Sky Capital Holdings Ltd. (an affiliate of Sky Capital Enterprises) collectively purchased a 24.7% interest in the Company. As a result of this transaction, all outstanding options issued pursuant to the 2003 Equity Incentive Plan (the "2003 Plan") became vested, in accordance with the Change-In-Control provisions of the 2003 Plan. This accelerated vesting impacts the pro forma calculation of net loss pursuant to SFAS No. 123 because the unamortized value of the impacted options is charged to expense as of the accelerated vesting date.

The weighted average grant-date fair value of the stock options granted during the year was $0.93 per option.

The following table rolls forward the outstanding options from the previous year end through the date of the Reorganization, when the Parent assumed responsibility for the options:

	Number of Options	Wtd Average Exercise Price
Balance, January 31, 2004	**5,023,291**	**2.29**
Granted	1,711,216	1.18
Cancelled	(1,728,525)	2.08
Exercised	(6,937)	0.90
Expired	(210,300)	2.41
Transferred to Parent	(4,788,745)	1.96
Balance, January 31, 2005	-	

3. Summary of Significant Accounting Policies, continued

Income Taxes

The Company provides for current and deferred taxes payable or refundable utilizing the liability method prescribed by SFAS No. 109. That method recognizes deferred assets and liabilities for differences between the financial reporting and tax bases of assets and liabilities, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits represent changes in deferred tax assets or liabilities between years.

4. Recently Issued Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Shared-Based Payment." SFAS 123(R), effective for the Company beginning February 1, 2006, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS No. 123, as originally issued. The revised statement requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. The Company has not yet adopted this standard which is anticipated to have a material effect on the consolidated financial statements after adoption.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are summarized as follows:

	Gross Assets	Accumulated Depreciation and Amortization	Net Assets
Equipment	$ 1,989,849	$ (1,639,201)	$ 350,648
Leasehold improvements	919,721	(482,485)	437,236
Furniture	459,612	(439,456)	20,156
Total	$ 3,369,182	$ (2,561,142)	$ 808,040

Depreciation expense related to furniture and equipment totaled $228,768 and amortization expense related to leasehold improvements was $65,333, for the year ended January 31, 2005.

7. Capitalized Software

On January 11, 2005, in conjunction with the Company's reorganization into a holding company structure, the Company sold the capitalized software asset to the Parent for the Company's net book value of $1,469,975.

Information related to capitalized software for the period from January 31, 2004 to January 11, 2005 is as follows:

Balance - Beginning of year	$ 793,397
Amounts capitalized	869,064
Amortization	(192,486)
Sale to Parent	(1,469,975)
Balance - End of year	$ -

8. Deposit With and Receivables Clearing Brokers

The Company maintains clearing agreements with Goldman Sachs Execution and Clearance ("GSEC") and Fiserv Securities, Inc., ("Fiserv"). Under the agreement with GSEC, the Company is required to maintain minimum net equity of $1,000,000. The Company clears its proprietary equity market making and institutional client activity through GSEC. Under the agreement with Fiserv the Company maintains a clearing deposit of approximately $100,000. The Company had previously cleared its customer transactions through Fiserv but, as of January 31, 2005, the Company was in the process of terminating its clearing relationship with Fiserv.

9. Related Party Transactions

Receivable from Parent

The Company has a receivable from the Parent, primarily relating to the January 11, 2005 sale of the Company's capitalized software to the Parent for its net book value of $1,469,975, (see Note 7) plus additional expenditures made on the Parent's behalf. However, the Parent's only current source of funds to pay down the receivable is proceeds from an ongoing private offering. Until such time that the Parent has adequate resources to pay down the receivable, the Company has elected to establish a reserve of $692,332 as of January 31, 2005 equal to the amount that remain unpaid as of May 5, 2005.

Gain on Sale of Investment

On July 28, 2004, Crown entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with ViewTrade Holding Corporation, a Delaware corporation ("ViewTrade"), pursuant to which Crown agreed to sell its entire beneficial interest in ViewTrade to ViewTrade. Under the terms of the Repurchase Agreement, Crown agreed to divest itself of 793,981 shares of common stock, par value $0.01 per share, of ViewTrade, which shares represented approximately 16% of ViewTrade's outstanding securities (the "Shares"). In turn, ViewTrade agreed to pay the purchase price in the amount of $250,000 for the Shares. The closing of the Repurchase Agreement occurred on July 29, 2004. Crown had the investment recorded at $104,744, resulting in a $145,766 gain on the sale of the investment. Crown acquired its beneficial interest in ViewTrade when Crown's former subsidiary, eMeyerson.com, Inc. merged into a wholly-owned subsidiary of ViewTrade on July 25, 2001.

Private Offerings

During the year ended January 31, 2005, the Company sold in privately negotiated transactions 732,946 shares of Company common stock, not registered under the Securities Act of 1933, to directors, family members of directors, executive officers, or family members of executive officers, for gross proceeds of $512,226.

10. Subordinated Loans

The Company entered into a NASD approved subordinated loan agreement with GSEC dated June 3, 1997 and effective August 1, 1997. The loan is for $2,000,000 and it is subject to monthly interest payments at the Prime Rate (5.25% at January 31, 2005) and is unsecured. The loan matured on August 31, 1999 but was extended to August 31, 2003. By agreement dated July 22, 2003, the Company and GSEC have agreed to extend the date of maturity of the NASD approved subordinated loan agreement dated June 3, 1997, as amended, from August 31, 2003 to August 31, 2005. The extension of the maturity of the subordinated loan occurred in conjunction with a renegotiation of the clearing services GSEC provides to the Company. On January 20, 2005, GSEC notified the Company that they did not intend to extend the maturity of the subordinated loan further, although they have subsequently agreed to reconsider upon completion of the private offering that is currently underway (see Note 17).

10. Subordinated Loans, continued

The aforementioned subordinated loan is classified as debt for purposes of the debt to debt-equity ratio.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital (rule 15c3-1). The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $1,000,000, whichever is greater.

At January 31, 2005, the Company had net capital, as defined, of $1,001,794, which exceeded its minimum net capital requirement of $1,000,000 by $1,794. The Company's ratio of aggregate indebtedness to net capital was 2.49 to 1 at January 31, 2005. See Note 17 for information regarding net capital calculations subsequent to the date of these consolidated financial statements.

12. Income Taxes

The Company will file for federal income tax purposes on a consolidated basis with the Parent for the year ended January 31, 2005 and will file separately for state income tax purposes. CFIL files separately in the United Kingdom.

The provision for income taxes consists exclusively of current state taxes of $19,249.

The Company's deferred tax assets are subject to a 100% valuation allowance as currently management is unable to conclude that it is more likely than not the Company will generate sufficient future taxable income to realize the deferred tax assets.

Significant components of the Company's deferred tax assets at January 31, 2005 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 10,405,604
Stock option compensation	358,430
Fixed assets and intangible assets	144,352
Receivable from parent - reserve	279,174
Receivables from trading and sales personnel - reserve	89,179
Charitable contributions	77,421
Capital loss carryforwards	1,949,545
Capitalized start-up costs	151,818
Credits	54,047
Gross deferred tax assets	13,509,570
Less: Valuation allowance	(13,509,570)
Deferred tax assets, net	$ –

12. Income Taxes, continued

The capital loss carryforward expires during the year ending January 31, 2010.

At January 31, 2005 the Company had Federal net operating loss carryforwards ("NOL") of approximately $24,500,000. The utilization of certain of the NOL's is limited by separate return limitation year rules pursuant to Section 1502 of the Internal Revenue Code. In addition, under Internal Revenue Code Section 382, certain significant changes in ownership of the Company may significantly restrict the future utilization of the federal tax loss carry-forwards.

The Federal NOL carryforwards expire as follows:

Year Ending January 31,	Amount
2022	$ 4,967,647
2023	7,162,346
2024	4,584,382
2025	7,788,200
Total	$ 24,502,575

In addition, the Company has NOL's which range by jurisdiction up to approximately $30,900,000. The state NOL carryforwards expire as follows:

Year Ending January 31,	Amount
2009	$ 11,382,180
2010	7,138,369
2011	4,600,898
2012	7,763,886
Total	$ 30,885,333

13. Discontinued Operations

Crown Financial International Limited ("CFIL") is registered in England and Wales and is located in London, England. On March 22, 2005, CFIL made application to the United Kingdom Financial Services Authority for cancellation of its Part IV permission, whereby the Company would relinquish its approved status to carry on a financial services business in the United Kingdom and would liquidate.

This reporting unit of the Company's operations has been reflected as discontinued operations for the year ended January 31, 2005. Accordingly, operating results have been segregated from continuing operations and are reported as discontinued operations in the accompanying consolidated statements

13. Discontinued Operations, continued

of financial condition, operations and cash flows as of and for the year ended January 31, 2005.

Summarized financial information of the discontinued operations for the year ended January 31, 2005 are as follows:

Cash	$ 100,880
Furniture and equipment, net of accumulated depreciation	25,865
Due from parent	42,502
Other assets	51,342
Total assets	**$ 220,589**
Accrual and other liabilities	$ 80,019
Stockholder's equity	140,570
Total liabilities and stockholder's equity	**$ 220,589**
Revenues	$ 16,409
Expenses	(850,289)
Net loss from discontinued operations, net of income taxes of $23,210	**$ (833,880)**

14. 401(k) Savings Plan

Employees of the Company may participate in a 401(k) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contributions to the plan for the year ended January 31, 2005.

15. Stockholder's Equity

During the year ended January 31, 2005, the Company issued 7,032,632 shares of its common stock in connection with private offerings for $3,525,931, net of placement fees of $35,180.

During the year ended January 31, 2005, options to purchase 5,936 shares of common stock were exercised, resulting in proceeds to the Company of $6,242.

During the year ended January 31, 2005, 110,000 options with a value of $47,890 were adjusted to additional paid-in capital.

In addition, during the year ended January 31, 2005, 136,300 unvested options with $39,408 of previously recorded intrinsic value were forfeited resulting in an adjustment to additional paid-in capital.

15. Stockholder's Equity, continued

The Company has 25,000,000 authorized shares of common stock with a par value of $0.01, of which 1,000 shares were issued and outstanding at January 31, 2005 as a result of the Reorganization (See Note 1).

In addition, the Company has 200,000 shares of authorized preferred stock, of which none have been issued or are outstanding. Of the 200,000 authorized shares, 10,000 shares are designated as Series A Convertible Preferred Stock ("Series A Preferred") and shall be on par with the common stock in terms of its right to receive dividends. The Series A Preferred shall be voted equally with the shares of the common stock (on an as converted basis) and not as a separate class. The Series A Preferred shall be entitled to liquidation rights on par with those of the Company's common stock. Each holder of the Series A Preferred shall have the right to convert the Series A Preferred shares, at such holder's option, at any time, into shares of common stock at the conversion rate of one thousand (1,000) shares of common stock for each one (1) share of Series A Preferred.

16. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. The Company leases certain computer and other equipment under noncancelable operating leases.

As of January 31, 2005, future minimum rental commitments under all noncancelable office leases, computer leases and equipment leases were as follows:

Years Ending January 31,	Office Leases	Equipment Leases	Total
2006	$ 917,186	$ 91,575	$ 1,008,761
2007	902,875	49,630	952,505
2008	921,300	15,715	937,015
2009	897,933	-	897,933
2010	893,260	-	893,260
Thereafter through July 31, 2011	1,339,890	-	1,339,890
	$ 5,872,444	$ 156,920	$ 6,029,364

The rental expense for the year ended January 31, 2005 was $1,109,513, consisting of $912,500 relating to office leases and $197,013 relating to equipment leases.

The Company has entered into an employment contract with an employee consisting of a salary commitment of approximately $400,000 for the year ended January 31, 2006, plus additional ongoing incentive arrangements.

16. Commitments and Contingent Liabilities, continued

The following litigation and arbitration matters were pending at January 31, 2005:

Bashford Litigation

Eric Rainer Bashford, Plaintiff v. Crown Financial Group, Inc., Legg Mason Wood Walker, Inc., and M/A-Com, Inc., Defendants, Supreme Court of the State of New York, County of Westchester, No. 04-19407

On November 29, 2004, the plaintiff filed an action against the Company alleging that he was wrongfully terminated by the Company and that he is due a percentage of investment banking fees that the Company should have received as a result of an investment banking arrangement between the defendants in this matter. Plaintiff seeks punitive damages, as well as unspecified monetary damages.

The Company believes that the plaintiff's claim for wrongful termination is meritless. The Company intends to pursue all amounts, if any, due under the investment banking agreement. The Company intends to contest the claims vigorously and has not recorded a provision or any loss that may be incurred as a result of the claims.

American Biogenetic Sciences, Inc. Shareholder Derivative Action

Norman Kaminski, derivatively on behalf of American Biogenetic Sciences, Inc., Plaintiff, v. Alfred Roach, Ronald I. Heller, David S. Nagelberg, Kenneth J. Koock, Martin H. Meyerson, M.H. Meyerson & Co., Inc., et al,. Defendants. Supreme Court of the State of New York, Nassau County Index No. 01-016425.

In October 2001, a shareholder derivative suit was brought on behalf of American Biogenetic Science, Inc. ("ABS") against the Company and several of its former customers and employees relating to a financial advisory agreement entered into between ABS and the Company in August 1998 and a subsequent private placement. The plaintiff alleges breach of contract and breach of fiduciary duty against the Company and its employees and unjust enrichment against all defendants. The plaintiff seeks unspecified damages.

This matter had been stayed due to the bankruptcy of ABS; however, the bankruptcy trustee has decided to go forward with the action against all defendants. A motion for summary judgement to dismiss the claims against the Company is pending before the court.

The Company believes that the allegations in the Complaint are meritless. The Company intends to continue to contest the allegations vigorously and has not recorded a provision for any loss that may be incurred as a result of the action.

16. Commitments and Contingent Liabilities, continued

Auerbach Arbitration

Dr. Allen Auerbach DO PA 401K Profit Sharing Plan v. Crown Financial Group, Inc. et al., NASD Arbitration No. 04-05651

In August 2004, claimants filed a Statement of Claim in arbitration with the NASD alleging the respondents engaged in excessive and unauthorized trading and entered into unsuitable investments in the claimants' account. The Statement of Claim seeks damages of approximately $250,000 for trading activity which took place in claimant's account between February 1998 and September 1999. In April 2005, the Company filed an answer denying liability.

The Company believes that the allegations in the Statement of Claim are meritless. The Company intends to continue to contest the allegations vigorously and has not recorded a provision for any loss that may be incurred as a result of the action.

Federal Securities Claims (New Jersey)

In re M.H. Meyerson & Co., Inc. Securities Litigation, United States District Court, District of New Jersey, 02 div. 2724.

On June 6, 2002, the plaintiff filed a Series Action Complaint against the Company and defendants, Martin Meyerson, Kenneth Koock, Estate of Eugene Whitehouse, Jeffrey Meyerson, Bertram Siegel, Martin Leventhal and Alfred Duncan who are, or were, directors of the Company. In their complaint, Plaintiffs alleged fraud claims under the federal securities law relating to the Company's disclosures, and alleged failures to disclose certain information relating to prior litigations involving the Company, the efforts of the Company's subsidiary, eMeyerson.com, Inc., to develop an electronic trading program through a license agreement with TradinGear.com, Inc., and a litigation arising from eMeyerson's termination of that agreement, and other matters. Plaintiffs sought damages in excess of $15 million for the alleged series.

Subsequently, a virtually identical series action lawsuit was filed by other plaintiffs against the same defendants in the same court, Choung v. M.H. Meyerson & Co., Inc., et al., U.S. District Court of New Jersey, 02 Civ. 3622. On September 24, 2002, the District Court consolidated the two cases under the caption, "In re M.H. Meyerson & Co. Securities Litigation," Master File No. 02-CV-2724.

Upon the Company's motion, and pursuant to an Order of the U.S. District Court dated September 29, 2003, the consolidated action was dismissed with leave to amend within thirty days. On or about October 30, 2003, plaintiffs filed a Second Amended Consolidated Series Action Complaint ("Second Amended Complaint").

On June 3, 2004, the court granted the plaintiffs' motion to file a Third Amended Complaint to include facts arising from the Company's restatement of its financial results for fiscal 2001, 2002 and 2003 and the interim periods ended April 30, 2003 and July 31, 2003.

16. Commitments and Contingent Liabilities, continued

Federal Securities Claims (New Jersey), continued

The parties entered into a Stipulation of Settlement dated November 29, 2004, wherein the Company agreed to settle all claims asserted in this matter. In April 2005, the Court approved the settlement pursuant to which the Company will pay $1.2 million. This matter was covered under an insurance policy issued by the National Union Fire Insurance Company who contributed $1.13 million to the settlement; while the Company contributed $70,000, which has been recorded in the accompanying consolidated statement of operations for the year ended January 31, 2005.

Hoover Arbitration

James D. Hoover, Jr. and Kimberly R. Hoover v. M.H. Meyerson & Co, Inc., Martin H. Meyerson and Ronald Heller, NASD Arbitration No. 03-02234

In March 2003, claimants filed a Statement of Claim in arbitration with the NASD alleging the respondents engaged in excessive and unauthorized trading and entered into unsuitable investments in the claimants' account. Claimants further alleged that respondent, Heller, solicited investments in several private placements in which respondents had vested interests. Claimants seek damages in the amount of $2.5 million. In June 2003, the Company filed its answer denying the allegation and moved to dismiss the claim. The arbitration is still in the discovery phase.

The Company believes that the allegations in the Statement of Claim are meritless. The Company intends to continue to contest the allegations vigorously and has not recorded a provision for any loss that may be incurred as a result of the action.

G-Trade Securities and Instinet Dividend Claims

In late June 2004, Instinet and G-Trade Securities asserted dividend claims against the Company aggregating $263,644. These claims are connected with certain securities arbitrage transactions that were conducted by the Company during the period between May 27, 2004 and June 14, 2004. The Company utilized the claimants as their agent in these transactions, which consisted of purchases of certain foreign company ordinary shares that were ultimately converted by Citibank, N.A. (the depositary bank) into American Depository Receipts ("ADR's"). The ADR's were then simultaneously sold to a third party. During the time period that these transactions were conducted, the securities that were being traded were in the midst of a series of dividend distributions. By letter dated October 7, 2004, Citibank asserted a direct claim against the Company related to the same dividends.

On November 3, 2004 the Company filed a complaint in the US District Court for the District of New Jersey seeking declaratory judgment that the Company has no liability with respect to the asserted dividend claims discussed above. On April 21, 2005, Citibank filed its answer, counterclaim and set forth its third party complaint. Citibank admitted and denied certain allegations, asserted defenses and seeks a declaratory judgement that the Company is not entitled to retain the aforementioned dividend.

16. Commitments and Contingent Liabilities, continued

G-Trade Securities and Instinet Dividend Claims, continued

The Company believes that the dividend claims are merit less. The Company intends to contest the claims vigorously and has not recorded a provision for any loss that may be incurred as a result of the claims.

NASD Settlements

The Company is subject to settlement expenses arising from NASD arbitration and settlements with the NASD related to regulatory matters. During the fiscal year ended January 31, 2005, the Company reached a settlement agreement with C.V.I. Group which accounted for $2,838,422 of this credit representing a reversal of $3,000,000 of the Accrued NASD Arbitration Award, less $161,578 of related expenses. In addition, the Company incurred various other NASD settlement costs totaling $176,863, during the year ended January 31, 2005.

NASD and SEC Proceedings

As the result of misstatements to the Company's financial statements discovered in October 2003 and restated in March 2004 (see Note 2, "Restatement and Restatement Costs"), the Company's previously reported net capital was misstated for the years ended January 31, 2003, 2002 and 2001, including the corresponding interim periods, and the interim periods through July 31, 2003. The NASD and the SEC have investigated the restatements and the circumstances that led to the restatements. The Company has cooperated with both investigations.

The Company concluded an understanding in principle with the staff of the NASD, and on November 24, 2004 submitted a Letter of Acceptance, Waiver and Consent ("AWC") consistent with that understanding to the NASD for the purpose of proposing a settlement of the certain rule violations alleged by the NASD arising from the previously described circumstances. On or about December 23, 2004, the AWC was accepted by the NASD's Department of Enforcement and National Adjudicatory Council Review Subcommittee or Office of Disciplinary Affairs.

The AWC states that Crown accepts and consents, without admitting or denying the allegations or findings, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of the findings by the NASD (i) that from April 2002 through February 2003, Crown failed to accrue substantially all of its liabilities and to record such liabilities in its financial statements, (ii) that from in or about April 2002 through in or about February 2003, Crown prepared financial statements and filed certain periodic reports with the SEC and NASD that contained material misstatements, and (iii) that Crown allegedly conducted a securities business while failing to maintain the minimum required net capital, thereby violating Section 15(c) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 15c3-1 thereunder, Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-5 thereunder, and NASD Conduct Rules 3110 and 2110. Crown also consented to a censure and a fine of $50,000, which has been recorded in the accompanying consolidated statement of operations for the year ended January 31, 2005.

16. Commitments and Contingent Liabilities, continued

NASD and SEC Proceedings, continued

On April 29, 2005, the Company through counsel concluded an understanding in principle with the SEC staff whereby the SEC staff agreed to limit its enforcement recommendations against the Company to violations of Section 13 of the Securities Exchange Act of 1934, as amended (the "34 Act") and to various recordkeeping rules applicable to broker-dealers as promulgated under the 34 Act. The contemplated settlement does not involve any monetary fine or disbursement. The Company's Board of Directors approved the foregoing settlement terms and authorized the Company's counsel to complete the settlement negotiations.

Other Legal Matters

From time to time, certain of the Company's past and present officers, directors and employees have been named as parties in lawsuits, securities arbitration and administrative claims. These past and present officers, directors and employees are currently the subject of proceedings that are in their initial stages. In the opinion of management, based upon consultation with legal counsel, the Company is not currently a party to any other legal or arbitration proceeding not already disclosed, the adverse outcome of which, individually or in the aggregate, that can be predicted with any reasonable certainty, could have a material adverse effect on the Company's business, financial condition and operating results.

Dissatisfied broker-dealer clients may complain to the NASD or the SEC who may investigate those complaints. These complaints may even rise to the level of arbitration or disciplinary action. In addition, the securities industry is subject to extensive regulation under federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and the Company's ability to so comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. The Company is aware of no other SEC or NASD review, or NASD arbitration that would have a materially adverse impact on the Company's business, financial condition and operating results.

17. Subsequent Events

Cessation of Market Making

On February 18, 2005 the Company voluntarily ceased all of its market making activities and most of the Company's market making and sales staff was terminated. As a result, the Company's minimum required net capital was reduced from $1,000,000 to $100,000, while permitting the Company to continue trading for its own account(s) on a principal basis as well as to engage in all other activities permitted under the NASD membership rules and regulations.

17. Subsequent Events, continued

Non-Compliance with Net Capital Requirements

On February 17, 2005, the NASD staff advised the Company that it was not in compliance with the minimum net capital requirements of the Exchange Act as of February 14, 2005. The NASD staff alleged that the Company's non-compliance with the net capital requirements was a result of the Company's recording of certain transactions relating to the reorganization into a holding company structure which was completed as of January 11, 2005.

Since the Company ceased market making activities, the Company has filed notice with the SEC and NASD in compliance with Rule 17a-11 of the Exchange Act that (1) its aggregate indebtedness was in excess of 1,200 percent of net capital for 16 days, which is an early warning level in accordance with the rule, and (2) its aggregate indebtedness was in excess of 1,500 percent of net capital for 8 days, which indicates that net capital was below the minimum requirement of the rule. See *Private Offering* below for details of the Company's efforts to enhance its net capital.

Leighton Matter

On March 7, 2005, the NASD stated that it has charged John P. Leighton, Chairman and Chief Executive Officer of the Company, with supervisory violations related to fraudulent sales to institutional customers while employed with Knight Trading Group, Inc., in 1999 and 2000. Mr. Leighton has been on administrative leave from his executive officer duties since March 25, 2004, in order to devote his full attention to addressing the investigation that was initiated at that time. The action charges Mr. Leighton with failing to supervise Mr. Leighton's brother and failing to set up and enforce a system to ensure compliance with federal securities laws and NASD rules. The Company is not a party to this matter.

Management Change

On March 10, 2005, Charles B. Kennedy III resigned and was replaced as Interim CEO and President of the Company by Jeffrey M. Hoobler.

Sky Capital Claims

On April 20, 2005, Sky Capital Holdings, Ltd. and Sky Capital Enterprises, Inc. (collectively "Sky") filed an action against Crown Holdings and the Company in the United States District Court for the Southern District of New York. The Complaint alleges that the Company breached the Registration Rights Agreement between the parties by failing to register the Sky shares by January 5, 2005. In addition to requesting specific performance, in accordance with the agreement, the Complaint also requests that Sky be awarded damages and reimbursement for the cost of the litigation, in an amount to be determined at trial. The Company has been requested to file an answer by May 10, 2005. The Company intends to contest the claims vigorously and has not recorded a provision for any loss that may be incurred as a result of the claims.

17. Subsequent Events, continued

Demarest Claims

The Company has been sued in the New York Supreme Court by a former employee, Timothy Demarest, on April 14, 2005. In his amended complaint, Demarest seeks $15,000 in compensatory damages and $500,000 for tortuous interference with his business. The Company is moving to dismiss the complaint.

The Company is a Plaintiff in an action pending in the United States District Court in New Jersey against Mr. Demarest which was filed on April 15, 2005. The Company alleges that Mr. Demarest violated the Federal Computer Fraud and Abuse Act, misappropriated The Company's technology and breached his fiduciary duty to the Company. Because these cases are in their early stages, the Company is not able to fully assess the likely outcome of these litigations.

Private Offering

During March and April of 2005, the Parent issued 7,434 shares of Series A Convertible Preferred stock to unaffiliated accredited investors in privately negotiated transactions not registered under the Securities Act for gross cash proceeds of $1,100,000. The Parent utilized the proceeds to repay amounts due to the Company.

Vendor Settlements

During April and May 2005, the Company finalized settlements with certain vendors, resulting in a reduction to outstanding liabilities of approximately $445,000.

Supplementary Information

Schedule I

Crown Financial Group, Inc. and Subsidiary

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2005

Computation of net capital	
Total stockholder's equity	$1,597,812
Add: Subordinated liabilities	2,000,000
Deduct: Stockholder's equity not allowable for net capital	–
Total stockholder's equity qualified for net capital	3,597,812
Deductions and charges:	
Non-allowable assets:	
Securities - not readily marketable	40,017
Investment in subsidiary	140,570
Furniture, equipment and leasehold improvements	808,040
Receivable from parent	1,042,972
Other assets	378,541
Total non-allowable assets	2,410,140
Net capital before haircuts on securities positions	1,187,672
Trading and investment securities:	
Other securities	(185,878)
Net capital	$1,001,794
Computation of aggregate indebtedness	
Accounts payable and accrued expenses	$2,284,164
Accrued compensation expense	214,736
Total aggregate indebtedness	$2,498,900
Percentage of aggregate indebtedness to net capital	249%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	56%

See independent auditor's report.

Crown Financial Group, Inc. and Subsidiary

Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission (continued)

January 31, 2005

Computation of basic net capital requirement	
(a) Minimum net capital (6-2/3% of $2,498,900)	$ 166,593
(b) Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 1,000,000
Net capital requirement (greater of (a) ro (b))	$ 1,000,000
Excess net capital	$ 1,794
Excess net capital at 1000%	$ 751,904

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited January 31, 2005 Part IIA FOCUS to be filed contemporaneously with this filing.

See independent auditor's report.

Crown Financial Group, Inc. and Subsidiary

Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

See independent auditor's report.

Schedule III

Crown Financial Group, Inc. and Subsidiary

Reconciliation Between the Consolidated Statement of Financial Condition and the Unconsolidated FOCUS Report

January 31, 2005

	Unconsolidated FOCUS	Subsidiary, Elimination, and Reclass Entries	Consolidated Statement of Financial Condition
Assets			
Cash and cash equivalents	$ 109,336	$ 100,880	$ 210,216
Clearing broker deposits/receivables	2,648,831	-	2,648,831
Securities owned	1,227,120	-	1,227,120
Furniture, equipment and leaseholds	808,040	-	808,040
Receivable from parent	1,042,972	-	1,042,972
Prepaid expenses	298,250	-	298,250
Other assets	220,863	(140,569)	80,294
Assets from discontinued operations	-	77,206	77,206
Total assets	$ 6,355,412	$ 37,517	$ 6,392,929
Liabilities and stockholder's equity			
Securities sold, not yet purchased	$ 258,699	$ -	$ 258,699
Accrued compensation payable	214,737	-	214,737
Accounts payable and accrued expenses	2,284,164	(42,502)	2,241,662
Liabilities from discontinued operations	-	80,019	80,019
Total liabilities	2,757,600	37,517	2,795,117
Subordinated loans	2,000,000	-	2,000,000
Stockholder's equity:			
Common stock	10	-	10
Additional paid in capital	28,744,546	-	28,744,546
Accumulated deficit	(27,146,744)	-	(27,146,744)
Total stockholder's equity	1,597,812	-	1,597,812
Total liabilities and stockholder's equity	$ 6,355,412	$ 37,517	$ 6,392,929

See independent auditor's report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockolder
Crown Financial Group, Inc. and Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Crown Financial Group, Inc. and Subsidiary (the "Company") for the year ended January 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

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principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We have noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
May 5, 2005